Mail Stop 4561

June 4, 2008

Nand (Andy) Khanna
President and Chief Executive Officer
6489 Camden Avenue, Suite 105
San Jose, CA 95120

>   **Re: Sonasoft Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 8, 2008**
>   **File No. 333-150750**

Dear Mr. Khanna:

We have limited our review of your filing to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Management's Discussion and Analysis of Financial Condition Results of Operations

Net Revenue, page 9

1.   Please expand your disclosure to briefly explain the nature of the problems you encountered with your software product during 2007 and the steps that you took to address the problems. Please also explain how the problems impacted your revenue. For example, did the problems cause you to lose existing customers?

Liquidity and Capital Resources, page 10

2.   Expand this section to state the minimum period of operations you are able to fund
        using your current capital resources as well as any additional contractually committed
        capital you are entitled to receive. Disclose the current rate at which you are using
        capital in operations and describe how you plan to address any deficiency.
        Additionally, indicate whether your current capital resources plus additional capital
        contractually committed to you is sufficient to fund your planned operations for a
        period of no less than twelve months from the date of the prospectus. Please discuss
        the related party liabilities that appear on your balance sheet and their effect on your
        liquidity. See Item 303(a)(1) of Regulation S-K.

Executive Compensation, page 20

3.   Your summary compensation table indicates that you granted option awards to your
        named executive awards in each of your last three fiscal years. However, you have
        omitted from your disclosure the Outstanding Equity Awards at Fiscal Year-End table.
        See Item 402(p) of Regulation S-K. Please confirm that none of your named
        executive officers held any unexercised options at the end of fiscal year 2007 or
        provide the table in your amendment.

Security Ownership, page 21

4.   Please revise the table to clarify that a person is deemed a beneficial owner if that
        person has the right to acquire beneficial ownership of a security within 60 days. Refer
        to Instruction 1 to Item 403 of Regulation S-K and Rule 13d–3(d)(1).

Certain Relationships and Related Transactions, page 22

5.   We note your disclosure that the company has no related-party transactions.
        However, your balance sheet includes the following line items: "Accrued expenses –
        related party" and "Convertible notes payable – related party." Also, Note 9 to your
        financial statements indicates that in 2007 you entered into a convertible note
        agreement with one of your directors. Please explain why you have not disclosed
        these related-party transactions or revise your disclosure as necessary.

Selling Stockholders, page 23

6.   Please describe in materially complete terms the transactions whereby the shares to be
        resold by the selling shareholders were issued. Please discloses the basic terms of all
        such issuance transactions, including the dates the transactions took place, the material

terms of the transactions, the parties who participated in the transactions and the number of shares received by them.

Financial Statements

7.   Please update your financial statements as required by Item 8-08 of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities

8.   For each sale discussed in this section, please provide a complete date, including month and day of the transaction. Please state whether each person who received securities in a Section 4(2) issuance was accredited or sophisticated with access to the type of information about the company that would normally be provided in a prospectus, and provide your basis for making such determination. For persons who received securities in a Rule 506 issuance, please state whether each person was accredited. For non-accredited purchasers, please disclose how you complied with the requirements of Rule 502(b).

Item 16. Exhibits and Financial Statement Schedules

9.   Please file as exhibits the convertible note agreement that you entered into with one of your directors in 2007 and the convertible note. Also, we note your disclosure that you have partnered with Integra Micro System to develop a new product, SonaSafe for Email Archiving. We also note your disclosure that you have partnered with Avnet and Hewlett Packard to sell your product as part of a bundled solution with HP servers. However, you have not filed agreements with any of these companies. Item 601(b)(10) of Regulation S-K requires, in part, that you file as exhibits every contract not made in the ordinary course of business which is material to the registrant and every contract which is made in the ordinary course of business upon which your business is substantially dependent. Please review your contractual arrangements to ensure that you have filed as exhibits to your registration statement any agreement required to be filed under Item 601(b)(10).

Exhibit 5.1

10.   The legal opinion refers to "the registration statement on Form SB-2" rather than Form S-1. Please provide a revised legal opinion with your amendment.

Item 17. Undertakings

11.   It does not appear as though Item 512(i) of Regulation S-K is applicable to this
        transaction. Please advise.

Signatures

12.   Your Form S-1 must be signed by your principal financial officer and your controller
        or principal accounting officer. See Instruction 1 to Signatures in the Form S-1. If
        any person occupies more than one of the specified positions required to sign the
        Form S-1, you must indicate on the signature page all of the capacities in which the
        person is signing the Form S-1.

                            *   *   *   *   *

        As appropriate, please amend your registration statements in response to these
comments. Your responsive amendments should also include marked copies of the amended
filings that conform with the provisions of Rule 310 of Regulation S-T. Marked copies such
as those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendments that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all the facts relating to a company's disclosure, they are responsible for the accuracy and
adequately of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        If you have any questions regarding these comments, you may contact Matthew Crispino at (202) 551-3456 or me at (202) 551-3735.

                                                                Sincerely,

                                                                Barbara C. Jacobs
                                                                Assistant Director

cc: Via Facsimile: (732) 577-1188
        Kristina L. Trauger, Esq.
        Anslow + Jaclin, LLP
        Telephone: (732) 409-1212